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                               May 20, 2022

       Anna Rudensj
       General Counsel
       Polestar Automotive Holding UK Ltd
       Assar Gabrielssons V  g 9
       405 31 G  teborg, Sweden

                                                        Re: Polestar Automotive
Holding UK Ltd
                                                            Amendment No. 7 to
Registration Statement on Form F-4
                                                            Filed May 19, 2022
                                                            File No. 333-260992

       Dear Ms. Rudensj  :

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2022 letter.

       Amendment No. 7 to Registration Statement on Form F-4

       Revenue, Gross Profit and Operating Expenditure Trends as Compared to the Financial
       Projections, page 209

   1. We note the Polestar financial projections provided to the GGI Board was revised to reflect the changes in
trends affecting its business. To the extent you quantified the revised amounts in your
disclosure, please tell us how you considered the requirements of Item
                                                        10b of Regulation S-K.
Additionally, please revise MD&A to include a discussion of the changes in trends and
uncertainties such as those included in this section related to the reduction in
projected global volume that is affecting Polestar's business.
 Anna Rudensj
Polestar Automotive Holding UK Ltd
May 20, 2022
Page 2
Polestar's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 315

2. Your disclosure on page 87 states that Polestar relies on single-source suppliers in China for critical components for Polestar vehicles, and prolonged government mandated quarantines and lockdowns in China during the first half of 2022 due to further outbreaks of COVID-19 has resulted in delays in the production and delivery of such critical components and delayed production of Polestar vehicles. Please revise to disclose this information along with discussion and analysis of known trends and uncertainties in the overview section of the MD&A.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202)
551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.



FirstName LastNameAnna Rudensj                                 Sincerely,
Comapany NamePolestar Automotive Holding UK Ltd
                                                              Division of
Corporation Finance
May 20, 2022 Page 2                                           Office of
Manufacturing
FirstName LastName